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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                         Form 20-F |X|    Form 40-F |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                         Yes |_|                No |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                         Yes |_|                No |X|

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes |_|                No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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[LOGO] ENOESA-CHILE

                      EMPRESA NACIONAL DE ELECTRICIDAD S.A.

   A publicly held limited liability stock company (Sociedad Anonima Abierta)
                         Securities Register N(0) 0114

              NOTICE OF REGULAR AND SPECIAL SHAREHOLDERS' MEETINGS

By resolution of the Board of Directors of Empresa Nacional de Electricidad S.A. and in accordance with provisions of clauses 55, 56, 57, 58 and 59 of Law 18.046, and clauses 26,27,27 bis, 28, 29 and 30 of the Company's by-laws, we invite you to the Regular Shareholders' Meeting to be held on March 31, 2003, at 10:00 a.m. at Centro de Convenciones Casapiedra, Avda. Jose Maria Escriva de Balaguer 5600, Vitacura, Santiago, and to a Special Shareholders' Meeting to be held the same day and place, immediately after the Regular Shareholders' Meeting.

                          REGULAR SHAREHOLDERS' MEETING

The Regular Shareholders' Meeting will have as its purpose to acknowledge and resolve the following matters:

1.- Approval of the Annual Report, Financial Statements and Report of the Independent Accountants and Inspectors of Accounts for the year ended December 31, 2002, and the recording of the result for the year in the equity accounts;

2.- Exhibition of the policy of dividends of the Company and information of the procedures for the distribution of the dividends;

3.-   Investment and financial policy proposed by the Board of Directors;

4.-   Election of the Company's Board of Directors;

5.-   Fixing of the Remuneration of the Board of Directors;

6.-   Fixing of the Remuneration of the Committee of Directors and its budget;

7.-   Report of the Committee of Directors;

8.-   Appointment of External Auditors;


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9.-   Election of two Inspectors of Account and their alternates, and the fixing of their remuneration;

10.- Other matters of corporate interest and the competence of the Meeting and information of the transactions referred to in clause 44 of Law 18.046.

                          SPECIAL SHAREHOLDERS' MEETING

The purpose of the Extraordinary Meeting is to know and pronounce on the following matters:

1.- The authorization, in accordance with the provisions of Clause 28 f) of the by-laws and the terms of the Company's Investment and Financing Policy, for the disposal of the Canutillar Hydroelectric Plant.

2.- The adoption of all agreements necessary for duly complying and making effective that approved in the preceding point.

                          PARTICIPATION AT THE MEETINGS

The Shareholders listed in the Share Registry five business days prior to the Meetings to be held on March 31, 2003, shall have the right to take participate in the latter.

                                     PROXIES

The verification of proxies will be carried out on March 28, 29 and 30, 2003 at the offices of Empresa Nacional de Electricidad S.A., at Santa Rosa Street 76, Santiago, from 9:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m., and on the date of the meetings from 9:00 a.m. to 10:00 a.m. at the place of the meetings.

In order to avoid crowds and delays, the beneficiaries of powers are strongly advised to register their powers during the first days of the checking period, at the times and places mentioned immediately above. On the day of the meetings, powers will only be received until 10:00 a.m. Only those powers received by that time will qualify.


                                                  CHAIRMAN OF THE BOARD


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY:  /s/ HECTOR LOPEZ VILASECO
                                              ----------------------------------
                                                  Hector Lopez Vilaseco

                                                     General Manager


Dated:  February 18, 2003